                                                                 Morgan Stanley
                                                                 Charter Series

       July 2003
       Monthly Report

This Monthly Report supplements the Charter Funds' Prospectus dated February 26, 2003.

                                                        Issued: August 29, 2003

[LOGO] Morgan Stanley

MORGAN STANLEY CHARTER SERIES

HISTORICAL FUND PERFORMANCE

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the annualized return since inception for each Fund. Past performance is not necessarily indicative of future results.

                                                                                       INCEPTION-
                                                                                        TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002     2003     RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %        %         %          %
------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)     6.8       2.3         --
                                                                     (3 mos.) (7 mos.)
------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1     7.6      135.0       9.5
                 (10 mos.)                                                    (7 mos.)
------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8     6.4      100.4       17.0
                                               (10 mos.)                      (7 mos.)
------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1     6.8      19.4        4.1
                                               (10 mos.)                      (7 mos.)
------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION

825 Third Avenue, 9th Floor
New York, NY 10022
Telephone (212) 310-6444

Morgan Stanley Charter Series
Monthly Report
July 2003

  Dear Limited Partner:

  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of July 31, 2003 was as follows:

                                                                 % CHANGE FOR
  FUND                                                    N.A.V.    MONTH
  ---------------------------------------------------------------------------
  Charter Campbell                                        $10.23    -5.22%
  ---------------------------------------------------------------------------
  Charter MSFCM                                           $23.50     1.91%
  ---------------------------------------------------------------------------
  Charter Graham                                          $20.04    -1.86%
  ---------------------------------------------------------------------------
  Charter Millburn                                        $11.94     1.44%
  ---------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.

  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.

  Limited Partners are advised of the following reduction in fees, effective August 1, 2003:

  The monthly brokerage fee paid by each Charter Series Fund to Morgan Stanley DW Inc., the non-clearing commodity broker for each fund, will be reduced from 1/12 of 6.75% of a Fund's Net Assets as of the first day of each month (a 6.75% annual rate) to 1/12 of 6.25% of a Fund's Net Assets as of the first day of each month (a 6.25% annual rate).

  The monthly management fee paid by Charter Campbell to Campbell & Company, Inc., the trading advisor for Charter Campbell, will be reduced from 1/12 of 2.75% of Charter Campbell's Net Assets as of the first day of each month (a 2.75% annual rate) to 1/12 of 2.65% of Charter Campbell's Net Assets as of the first day of each month ( a 2.65% annual rate).

  Limited Partners are advised of the following changes to the Board of Directors of Demeter Management Corporation (the "General Partner"), effective March 31, 2003:

  Mr. Anthony J. DeLuca resigned the position of Director of the General
Partner.

  Mr. Edward C. Oelsner resigned the position of Director of the General
Partner.

  Mr. Joseph G. Siniscalchi resigned the position of Director of the General Partner.

  Mr. Douglas J. Ketterer, age 37, was named a Director of the General Partner, pending his registration with the National Futures Association as a principal of the General Partner. Mr. Ketterer is a Managing Director and head of the Strategic Solutions Group, which is comprised of the Global Product Development Group, Financial Planning, Mutual Fund Advisory Group, Retirement Strategies, Education Strategies, Gifting Strategies, External Mutual Funds and the Global Portfolio Analysis and Research Departments. Mr. Ketterer joined the firm in 1990 in the Corporate Finance Division as a part of the Retail Products Group. He later moved to the origination side of Investment Banking, and then, after the merger between Morgan Stanley and Dean Witter, served in the Product Development Group at Morgan Stanley Dean Witter Advisors (now known as Morgan Stanley Funds). From the summer of 2000 to the summer of 2002, Mr. Ketterer served as the Chief Administrative Officer for Morgan Stanley Investment Management, where he headed the Strategic Planning & Administrative Group. Mr. Ketterer received his M.B.A. from New York University's Leonard N. Stern School of Business and his B.S. in Finance from the University at Albany's School of Business.

  Mr. Jeffrey S. Swartz, age 36, was named a Director of the General Partner, pending his registration with the National Futures Association as a principal of the General Partner. Mr. Swartz is a Managing Director and Chief

Operating Officer of Investor Advisory Services ("IAS"). Mr. Swartz began his career with Morgan Stanley in 1990, working as a Financial Advisor in Boston. He was appointed Sales Manager of the Boston office in 1994, and served in that role for two years. In 1996, he was named Branch Manager of the Cincinnati office. In 1999, Mr. Swartz was named Associate Director of the Midwest Region, which consisted of 10 states and approximately 90 offices. Mr. Swartz served in this capacity until October of 2001, when he was named Director of IAS Strategy and relocated to IAS headquarters in New York. In December of 2002, Mr. Swartz was promoted to Managing Director and Chief Operating Officer of IAS. Mr. Swartz received his degree in Business Administration from the University of New Hampshire.

  Mr. Jeffrey D. Hahn, Chief Financial Officer of the General Partner, was named a Director of the General Partner.

  Limited Partners are advised of the following changes to the Board of Directors of Demeter Management Corporation (the "General Partner"), effective June 30, 2003:

  Mr. Robert E. Murray resigned the position of Chairman of the Board of Directors of the General Partner.

  Mr. Jeffrey A. Rothman, President and Director of the General Partner, was named Chairman of the Board of Directors of the General Partner.

  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 825 Third Avenue, 9th Floor, New York, NY 10022, or your Morgan Stanley Financial Advisor.

  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

  Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman and President
Demeter Management Corporation
General Partner

CHARTER CAMPBELL

                                    [CHART]

                    Month ended           YTD ended
                   July 31, 2003        July 31, 2003
                 -----------------    -----------------
Currencies          -3.29%                   9.39%
Interest Rates      -3.27%                   0.41%
Stock Indices        1.74%                   1.15%
Energies             0.33%                   4.49%
Metals              -0.04%                  -0.60%

Note: Reflects trading results only and does not include fees or interest income.



FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses resulted from long positions in the Australian dollar and euro versus the U.S. dollar as the value of the U.S. currency strengthened amid better-than-expected U.S. earnings data, increased optimism regarding a U.S. economic recovery, and a rally in U.S. equity prices.
.. In the global interest rate markets, losses were recorded from short positions in Japanese interest rate futures as prices reversed higher amid uncertainty regarding the direction of the Japanese equity markets and increased demand among institutional investors. Smaller losses stemmed from long positions in European and U.S. interest rate futures as prices declined amid rising interest rates and a rally in global equity prices prompted by renewed hope for a global economic recovery.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global stock index markets, gains were experienced from long positions in European and U.S. stock index futures as prices were buoyed by a rise in investor sentiment. Long positions in Japanese stock index futures also resulted in gains as prices jumped higher in response to increased investor demand triggered by record-low Japanese government bond yields.
.. In the energy markets, short positions in natural gas futures yielded gains as prices declined amid increased reserves and mild summer weather conditions.

CHARTER MSFCM

                                    [CHART]

                    Month ended           YTD ended
                   July 31, 2003        July 31, 2003
                 -----------------    -----------------
Currencies             -1.11%                4.52%
Interest Rates         -0.44%                4.10%
Stock Indices           0.42%                1.50%
Energies                1.93%               10.34%
Metals                  1.18%               -3.74%

Note: Reflects trading results only and does not include fees or interest income.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the energy markets, short positions in natural gas futures yielded gains as prices declined amid increased reserves and mild summer weather conditions. Additional gains were recorded from long positions in crude oil futures as prices rose amid tight supplies and increased concerns regarding Iraqi exports.
.. In the metals markets, long positions in copper, zinc, and aluminum futures experienced gains as prices trended higher amid renewed optimism concerning a U.S. economic recovery and hopes for an increase in industrial production.
.. In the global stock index markets, long positions in Japanese and U.S. stock index futures produced gains as prices were buoyed by a rise in investor sentiment.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses were recorded from positions in the Japanese yen versus both the euro and the U.S. dollar as the value of the yen moved without consistent direction amid the threat of intervention by the Bank of Japan. Elsewhere in the currency markets, losses were recorded from long positions in the Australian dollar versus the U.S. dollar as the value of the U.S. dollar strengthened amid rising expectations for a U.S. economic recovery, negative economic data out of Australia, and narrowing interest rate differentials.
.. In the global interest rate markets, losses were recorded from long positions in European interest rate futures as prices declined amid rising interest rates and a rally in global equity prices prompted by renewed hope for a global economic recovery. Additional losses were recorded from short positions in Japanese interest rate futures as prices reversed higher amid uncertainty regarding the direction of the Japanese equity markets and increased demand among institutional investors.

CHARTER GRAHAM
                                    [CHART]

                    Month ended           YTD ended
                   July 31, 2003         July 31, 2003
                 -----------------    -----------------
Currencies             -3.34%                 7.77%
Interest Rates         -3.73%                 3.46%
Stock Indices           4.23%                 2.19%
Energies                0.27%                 4.98%
Metals                  0.84%                -1.98%
Agriculturals           0.44%                -1.06%

Note: Reflects trading results only and does not include fees or interest income.



FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the global interest rate markets, losses were recorded from long positions in European and U.S. interest rate futures as prices declined amid rising interest rates and a rally in global equity prices prompted by renewed hope for a global economic recovery. Additional losses stemmed from short positions in Japanese interest rate futures as prices reversed higher amid uncertainty regarding the direction of the Japanese equity markets and increased demand among institutional investors.
.. In the currency markets, losses resulted from long positions in the British pound and euro versus the U.S. dollar as the value of the dollar strengthened amid rising expectations for a U.S. economic recovery, better-than-expected U.S. earnings data, and a rally in U.S. equity prices.

FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global stock index markets, gains were recorded from long positions in European and U.S. stock index futures as prices were buoyed by a rise in investor sentiment regarding a global economic recovery. Long positions in Japanese stock index futures also resulted in gains as prices trended higher in response to heavy investor demand triggered by record-low Japanese government bond yields.
.. In the metals markets, gains were provided by long positions in copper, nickel and zinc futures as prices trended higher amid renewed optimism concerning a U.S. economic recovery and hopes for an increase in industrial production.
.. In the agricultural markets, gains were experienced from short positions in corn futures as prices trended lower in response to weak demand and forecasts for favorable growing conditions.

CHARTER MILLBURN

                                    [CHART]

                    Month ended           YTD ended
                   July 31, 2003        July 31, 2003
                 -----------------    -----------------
Currencies             -1.16%                -1.57%
Interest Rates          1.61%                10.91%
Stock Indices           1.02%                 1.04%
Energies                0.95%                 3.67%
Metals                 -0.09%                -0.34%
Agriculturals           0.04%                -1.26%

Note: Reflects trading results only and does not include fees or interest income.


FACTORS INFLUENCING MONTHLY TRADING GAINS:
.. In the global interest rate markets, gains were experienced from short positions in European and U.S. interest rate futures as prices declined amid the release of positive U.S. economic data and fears of increased inflation risks.
.. In the global stock index markets, gains were recorded from long positions in Asian stock index futures as prices strengthened in response to improved investor sentiment regarding the global equity markets.
.. In the energy markets, gains resulted from short positions in natural gas futures as prices declined amid increased reserves and mild summer weather conditions.

FACTORS INFLUENCING MONTHLY TRADING LOSSES:
.. In the currency markets, losses resulted from long positions in the Australian dollar versus the U.S. dollar as the value of the Australian currency weakened amid continued strength in the U.S. dollar, the release of negative Australian economic data and narrowing interest rate differentials. Additional currency losses stemmed from long positions in the euro versus the U.S. dollar as the value of the euro reversed lower amid increased optimism concerning a U.S. economic recovery. Smaller losses were recorded from positions in the Japanese yen versus the U.S. dollar as the value of the yen moved without consistent direction amid the threat of intervention by the Bank of Japan.

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED JULY 31, 2003 (UNAUDITED)

                                   Morgan Stanley              Morgan Stanley               Morgan Stanley
                                Charter Campbell L.P.        Charter MSFCM L.P.          Charter Graham L.P.
                             --------------------------  --------------------------  ---------------------------
                                          Percentage of               Percentage of                Percentage of
                                          July 1, 2003                July 1, 2003                 July 1, 2003
                                            Beginning                   Beginning                    Beginning
                               Amount    Net Asset Value   Amount    Net Asset Value    Amount    Net Asset Value
                             ----------  --------------- ----------  --------------- -----------  ---------------
                                 $              %            $              %             $              %
REVENUES
Trading profit (loss):
  Realized                   (2,042,112)      (3.20)     (1,312,753)      (.91)      (18,026,086)      (9.41)
  Net change in unrealized     (824,200)      (1.29)      5,045,574       3.48        15,736,909        8.22
                             ----------       -----      ----------       ----       -----------       -----
   Total Trading Results     (2,866,312)      (4.49)      3,732,821       2.57        (2,289,177)      (1.19)
Interest income (Note 2)         41,520         .07          92,257        .06           130,461         .07
                             ----------       -----      ----------       ----       -----------       -----
   Total Revenues            (2,824,792)      (4.42)      3,825,078       2.63        (2,158,716)      (1.12)
                             ----------       -----      ----------       ----       -----------       -----
EXPENSES
Brokerage fees (Note 2)         359,149         .56         814,433        .56         1,077,149         .56
Management fees (Note 2 & 3)    146,320         .24         241,313        .16           319,155         .18
                             ----------       -----      ----------       ----       -----------       -----
   Total Expenses               505,469         .80       1,055,746        .72         1,396,304         .74
                             ----------       -----      ----------       ----       -----------       -----
NET INCOME (LOSS)            (3,330,261)      (5.22)      2,769,332       1.91        (3,555,020)      (1.86)
                             ==========       =====      ==========       ====       ===========       =====

                                  Morgan Stanley
                               Charter Millburn L.P.
                             -------------------------
                                        Percentage of
                                        July 1, 2003
                                          Beginning
                              Amount   Net Asset Value
                             --------- ---------------
                                $             %
REVENUES
Trading profit (loss):
  Realized                     218,953       .37
  Net change in unrealized     989,074      1.69
                             ---------      ----
   Total Trading Results     1,208,027      2.06
Interest income (Note 2)        64,881       .11
                             ---------      ----
   Total Revenues            1,272,908      2.17
                             ---------      ----
EXPENSES
Brokerage fees (Note 2)        329,495       .56
Management fees (Note 2 & 3)    97,627       .17
                             ---------      ----
   Total Expenses              427,122       .73
                             ---------      ----
NET INCOME (LOSS)              845,786      1.44
                             =========      ====

MORGAN STANLEY CHARTER SERIES

STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED JULY 31, 2003 (UNAUDITED)

                            MORGAN STANLEY                       MORGAN STANLEY                       MORGAN STANLEY
                         CHARTER CAMPBELL L.P.                 CHARTER MSFCM L.P.                  CHARTER GRAHAM L.P.
                  ----------------------------------  ------------------------------------ -----------------------------------
                      UNITS        AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT     UNITS         AMOUNT    PER UNIT
                  -------------  ----------  -------- -------------  -----------  -------- -------------  -----------  --------
                                     $          $                         $          $                         $          $

Net Asset Value,
 July 1, 2003     5,917,815.356  63,848,677   10.79   6,278,350.249  144,788,118   23.06   9,377,092.079  191,493,100   20.42
Net Income (Loss)       --       (3,330,261)   (.56)        --         2,769,332     .44         --        (3,555,020)   (.38)
Redemptions         (17,397.873)   (177,980)  10.23     (24,590.277)    (577,872)  23.50     (39,887.085)    (799,337)  20.04
Subscriptions       742,002.288   7,590,683   10.23     444,755.126   10,451,745   23.50     521,057.266   10,441,988   20.04
                  -------------  ----------           -------------  -----------           -------------  -----------

Net Asset Value,
 July 31, 2003    6,642,419.771  67,931,119   10.23   6,698,515.098  157,431,323   23.50   9,858,262.260  197,580,731   20.04
                  =============  ==========           =============  ===========           =============  ===========

                            MORGAN STANLEY
                         CHARTER MILLBURN L.P.
                  -----------------------------------
                      UNITS        AMOUNT    PER UNIT
                  -------------  ----------  --------
                                     $          $

Net Asset Value,
 July 1, 2003     4,975,801.817  58,576,856   11.77
Net Income (Loss)       --          845,786     .17
Redemptions         (25,709.171)   (306,968)  11.94
Subscriptions       192,745.674   2,301,384   11.94
                  -------------  ----------

Net Asset Value,
 July 31, 2003    5,142,838.320  61,417,058   11.94
                  =============  ==========

  The accompanying notes are an integral part of these financial statements.

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(Unaudited)

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is Morgan Stanley Futures & Currency Management Inc. ("MSFCM"). Demeter, Morgan Stanley DW, MS & Co., MSIL and MSFCM are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based on their proportional ownership interests.

USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the esti-

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

mates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

REVENUE RECOGNITION. Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit
(loss) on open contracts from one period to the next in the statements of operations. Monthly, Morgan Stanley DW credits each Partnership with interest income on 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other futures interests.

NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.75% of the Partnership's Net Assets as of the first day of each month (a 6.75% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

OPERATING EXPENSES. Each Partnership incurs monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal,

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

auditing, accounting, filing fees and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.

INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the Limited Partners or the Partnerships. Morgan Stanley DW pays all such costs.

REDEMPTIONS. Limited Partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in a particular Partnership.
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(continued)

to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.

EXCHANGES. On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co. and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Charter MSFCM pays management and incentive fees (if any) to MSFCM.

--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of Charter Campbell, Charter MSFCM, Charter Graham and Charter Millburn, retains certain commodity trading advisors to

MORGAN STANLEY CHARTER SERIES

NOTES TO FINANCIAL STATEMENTS
(concluded)

make all trading decisions for the Partnerships. The trading advisors are as follows:

Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.

Morgan Stanley Charter MSFCM L.P.
  Morgan Stanley Futures & Currency Management Inc.

Morgan Stanley Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

MANAGEMENT FEE. Each Partnership pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) or, in the case of Charter Campbell, a monthly fee equal to 1/12 of 2.75% (a 2.75% annual rate), of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.

INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.

                                   PRESORTED
                               FIRST CLASS MAIL
                                 U.S. POSTAGE
                                     PAID
                                  PERMIT #374
                                 LANCASTER, PA
                    Demeter Management Corporation
                    825 Third Avenue, 9/th/ Floor
                    New York, NY 10022
                             [LOGO] Morgan Stanley

ADDRESS SERVICE REQUESTED


[LOGO] printed on recycled paper